VIA EDGAR AND FACSIMILE
October 22, 2009
Mr. Mark C. Shannon and Ms. Jennifer O’Brien
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Goldcorp Inc.
Form 40-F for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Response Letter Dated June 23, 2009
File No. 001-12970
Dear Mr. Shannon and Ms. O’Brien:
Further to our letter of September 30, 2009, please accept this request for an additional extension to respond to your comment letter of August 27, 2009.
We are continuing to consult with our auditors in order to ensure the completeness of our responses to these comments. However, additional time is required. Therefore, we would propose to provide our written response to you on or before November 13, 2009.
Should you have further questions, please address your letter to the undersigned.
Yours truly,
Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	James Barron
Deloitte & Touche LLP

Mark Bennett and Jennifer Traub
Cassels Brock & Blackwell LLP

David Stone
Neal, Gerber & Eisenberg, LLP